Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
	(In thousands, except ratio data)
Fixed charges:
Interest expense	$131	$266	$169	$4	$116	$109
Amortization of debt discount and capitalized interest expense related to indebtedness	32	79	74	214	134	55
Estimate of interest within rental expense	277	664	804	857	882	727
Total fixed charges	$440	$1,009	$1,047	$1,075	$1,132	$891

Earnings available for fixed charges
Income (loss) from continuing operations before income taxes	$(3,598)	$(17,730)	$(1,926)	$8,492	$9,523	$418
Add: Fixed charges	440	1,009	1,047	1,075	1,132	891
Total earnings (loss)	$(3,158)	$(16,721)	$(879)	$9,567	$10,655	$1,309

Ratio of earnings to fixed charges	—	—	—	8.9	9.4	1.5

Insufficiency of earnings available to cover fixed charges	$(3,598)	$(17,730)	$(1,926)	N/A	N/A	N/A